UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

( X )	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
or

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 1-16463

Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peabody Energy Corporation

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Peabody Investments Corp.
Employee Retirement Account

Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2014 and 2013	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

Signature	16

Exhibit Index	17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Investments Corp. Employee Retirement Account as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose or expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Peabody Investments Corp. Employee Retirement Account Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ UHY LLP

St. Louis, Missouri
June 24, 2015

Peabody Investments Corp.
Employee Retirement Account

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
	(Dollars in thousands)
Assets:
Investments, at fair value:
Investments in mutual funds	$459,490	$708,739
Investments in common/collective trusts	463,713	145,586
Interest in Master Trust	15,474	38,735
Total investments	938,677	893,060
Receivables:
Employer contributions	19,513	18,261
Notes receivable from participants	26,019	25,296
Total receivables	45,532	43,557

Total assets reflecting investments at fair value	984,209	936,617
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(4,303)	(3,947)
Net assets available for benefits	$979,906	$932,670

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2014	2013
	(Dollars in thousands)
Additions:
Investment income (loss):
Interest and dividends	$20,437	$20,657
Net realized and unrealized appreciation of mutual funds	40,962	114,049
Net realized and unrealized appreciation of common/collective trusts	5,100	—
Net investment loss in the Master Trust	(21,886)	(11,754)
Net investment income	44,613	122,952

Interest income on notes receivable from participants	1,100	1,096

Contributions:
Employee	39,801	42,884
Employer, net	43,471	43,355
Rollover	1,150	1,243
Total contributions	84,422	87,482
Total additions	130,135	211,530

Deductions:
Benefits paid to participants	(89,070)	(95,124)
Administrative expenses	(318)	(277)
Total deductions	(89,388)	(95,401)

Net increase before transfers in	40,747	116,129

Transfers in related to plan merger	6,489	—

Net change in net assets available for benefits	47,236	116,129
Net assets available for benefits at beginning of year	932,670	816,541
Net assets available for benefits at end of year	$979,906	$932,670

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Years Ended December 31, 2014 and 2013

1. Description of the Plan

The following description of the Peabody Investments Corp. (the Company, Plan Administrator or Plan Sponsor) Employee Retirement Account (the Plan) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is a wholly owned subsidiary of Peabody Energy Corporation (Peabody).

General

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiaries and affiliated companies (collectively, the Employer) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan allows participants to invest in a selection of mutual funds, common/collective trusts and the Peabody Energy Stock Fund, which is a participating investment in the Amended and Restated Master Trust Agreement for the Peabody Energy Corporation Stock Fund (the Master Trust). See Notes 2 and 3 for additional details related to the Master Trust. Participants direct the investment of all contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (IRS).

Effective the close of business on December 31, 2014, the Big Ridge, Inc. 401(K) Profit Sharing Plan and Trust was terminated and merged into the Plan. All participants and approximately $6.5 million of investments were transferred into the Plan.

Contributions

Each year participants may contribute on a pre-tax, traditional after-tax, or Roth after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. In the calendar year that a participant is age 50 or older and each year thereafter, he or she is permitted to make catch-up contributions to the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.

For participants other than those performing services in the Colorado, Wyoming and New Mexico regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. Plan participants in the Colorado, Wyoming and New Mexico regions are eligible for Employer matching contributions up to 8% of such participant's eligible compensation, adjusted for the participant's age and years of service.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

For Plan years ended December 31, 2014 and 2013, Peabody’s Board of Directors (the Board) established desired minimum and maximum performance targets that required the Employer to pay a performance contribution between 0% and 6% of eligible compensation into the accounts of eligible participants as of the end of the fiscal year, based upon Peabody’s financial performance. If the minimum performance targets set for a fiscal year were not met, the Board could elect to authorize the Employer to contribute a discretionary amount to the accounts of eligible participants. If the maximum performance targets set for a fiscal year are exceeded, the Board, at its discretion, could elect to authorize the Employer to contribute additional incremental percentages of eligible compensation to the accounts of eligible participants. Effective October 17, 2014, the Plan was amended to allow for the payment of the performance contribution in cash or Peabody Energy Corporation common stock based on the fair market value of such stock on the date of the contribution, or any combination thereof.

Effective January 1, 2015, the Board has sole discretion to determine and authorize the Employer to pay a performance contribution into the accounts of eligible participants as of the end of the fiscal year. The performance contribution can be paid in cash or Peabody Energy Corporation common stock based on the fair market value of such stock on the date of the contribution, or any combination thereof.

At December 31, 2014 and 2013, receivables of $19.5 million and $18.3 million, respectively, were recorded for a 5.7% and a 5.1% performance contribution of eligible employees' compensation for each of the plan years. The performance contribution for the year ended December 31, 2014 was paid in Peabody Energy Corporation common stock. The performance contribution for the year ended December 31, 2013 was paid in cash.

Vesting

Participants are vested immediately in their own contributions and the realized and unrealized earnings or losses thereon. Vesting of Employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer transition, performance and discretionary contributions, if any, are immediately vested 100%.

Forfeited Accounts

Employer contributions are reduced by forfeitures of non-vested amounts. Certain forfeitures are the result of administrative errors discussed in Note 8. During the years ended December 31, 2014 and 2013, the Plan received forfeiture credits, net of holding gains or losses, of $2.2 million and $1.1 million, respectively. During the years ended December 31, 2014 and 2013, the Plan used forfeitures of $1.0 million and $1.5 million, respectively, to reduce Employer contributions. As of December 31, 2014 and 2013, the balance of forfeiture credits available for future use was $1.3 million and $0.1 million, respectively. Forfeitures are invested in the Vanguard Prime Money Market Fund.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow up to 50% of their own contributions (Employer matching, transition, performance and discretionary contributions are not eligible) subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant's account and bear interest based on the prime interest rate on the first business day of the month in which the loan was made, plus an additional 1%. Participants may select any repayment period between 12 and 60 months for general purpose loans. For loans used to acquire a principal residence, any repayment period between 12 and 120 months may be selected. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time. Upon retirement or separation of employment, a participant's loan must be repaid before the participant can receive a final distribution from the Plan. If the loan is not repaid within 90 days, it is subtracted from the participant's total account balance and considered a taxable distribution from the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, Employer matching, transition, performance and discretionary contributions, and plan realized and unrealized earnings or losses. The benefit to which a participant is entitled is the vested balance of the participant's account.

Payment of Benefits

Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified plan.

Participants who have attained the age of 59½ have the right to receive a partial or full distribution of their vested account balance. Other types of withdrawals are also permitted, as defined in the Plan.

Plan Termination

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate or discontinue all contributions to the Plan.

Administrative Expenses

Significant administrative expenses of the Plan, including audit and trustee fees, are paid by the Employer.  Prior to September 30, 2014, Plan recordkeeping fees were paid by participants through an allocation of a portion of investment management fees.  Effective October 1, 2014, a fixed recordkeeping fee is charged directly to participants. Certain transaction fees are also charged directly to participants.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting

Financial statements of the Plan are prepared using the accrual method of accounting.

The Plan invests in fully benefit-responsive investment contracts. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan Sponsor defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for further description of fair value measurements.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date basis. Realized gains (losses) are computed based on the average cost of securities sold. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Interest in Master Trust

The Master Trust was established to hold investments in the Peabody Energy Stock Fund for this Plan as well as Peabody's other defined contribution plans. Total investment income (loss) of the Master Trust is allocated to each plan investing in the Master Trust based on the units held in the Master Trust by each plan.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Loan origination fees are deducted from loan proceeds and are not reflected as administrative expenses on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the note receivable to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit distributions are recorded when paid.

Subsequent Events

The Plan Administrator evaluated subsequent events for the Plan through June 24, 2015, the date the financial statements were available to be issued. The following subsequent event was noted.

On June 11, 2015, a putative class action lawsuit was filed on behalf of the Plan, and certain participants and beneficiaries of the Plan, against the Plan Administrator, Peabody and various subsidiaries, current and former members of executive management and other employees (collectively, the "Defendants") with the United States District Court for the Eastern District of Missouri alleging breach of fiduciary duties under ERISA relating to the offering of the Peabody Energy Stock Fund in the Plan.  Peabody believes that the claims have no merit and will vigorously defend against them.

3. Fair Value Measurements

The Plan Sponsor uses a three-level fair value hierarchy that categorizes investments measured at fair value based on the observability of the inputs utilized in the valuation. These levels include: Level 1, inputs are quoted prices in active markets for identical investments; Level 2, inputs are other than quoted prices included in Level 1 that are directly or indirectly observable through market-corroborated inputs; and Level 3, inputs are unobservable, or observable but cannot be market-corroborated, requiring the Plan Sponsor to make assumptions about pricing by market participants.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Sponsor evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2014 and 2013, there were no transfers in or out of Levels 1, 2, or 3. Further, there were no Level 3 investments in the Plan as of or for the years ended December 31, 2014 and 2013.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

A financial instrument's level within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation techniques and inputs used for investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

Mutual Funds
Plan investments include a wide variety of mutual fund types that can generally be classified as holding primarily equity securities, fixed income securities, or a combination of equity and fixed income securities aimed at certain target retirement dates. Shares of mutual funds, which are traded on a national securities exchange in active markets, are valued using daily publicly quoted net asset value (NAV) prices and accordingly classified within Level 1 of the valuation hierarchy. Mutual funds are not subject to liquidity redemption restrictions.

Common/Collective Trusts
Units in the common/collective trusts which are not publicly traded on a national securities exchange, are valued using a NAV that is based on a derived price in an active market and accordingly classified within Level 2 of the valuation hierarchy.

The fixed income common/collect trust is primarily invested in traditional and synthetic investment contracts and is designed to provide stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The NAV has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The target retirement common/collect trusts are invested in mutual funds using an asset allocation strategy designed for investors in retirement or that will retire within a few years of the target year.  Participant-directed redemptions have no restrictions.  The NAV has been estimated based on the fair value of the underlying investment securities in the fund as reported by the issuer of the fund.

Peabody Energy Stock Fund
The Peabody Energy Stock Fund is valued at its unit closing price (comprised of publicly quoted market prices for Peabody common stock held plus uninvested cash position, if any) as reported on the active market on which the security is traded, and is classified within Level 1 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The inputs or methodologies used for valuating investments are not necessarily an indication of the risk associated with investing in those investments.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

The following tables present the fair value hierarchy of the investments reflected on the statements of net assets available for benefits.

	December 31, 2014
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$390,457	$—	$390,457
Fixed income mutual funds	69,033	—	69,033
Target retirement common/collective trusts	—	319,219	319,219
Fixed income common/collective trust	—	144,494	144,494
Peabody Energy Stock Fund (1)	15,474	—	15,474
Total assets at fair value	$474,964	$463,713	$938,677

	December 31, 2013
	Level 1	Level 2	Total
	(Dollars in thousands)
Equity mutual funds	$365,236	$—	$365,236
Fixed income mutual funds	54,525	—	54,525
Target retirement mutual funds	288,978	—	288,978
Fixed income common/collective trust	—	145,586	145,586
Peabody Energy Stock Fund (1)	38,735	—	38,735
Total assets at fair value	$747,474	$145,586	$893,060

(1) Interest in Master Trust

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

4. Investments

The following table presents investment information for the Master Trust:

	December 31,
	2014	2013
	(Dollars in thousands)
Investments, at fair value:
Peabody Energy Stock Fund	$15,538	$39,120
Plan's interest in Master Trust	99%	99%

	Years Ended December 31,
	2014	2013
	(Dollars in thousands)
Master Trust net investment loss:
Dividend income	$610	$608
Net depreciation of common stock	(22,710)	(12,615)
Net investment loss	$(22,100)	$(12,007)

Investments representing 5% or more of the Plan's net assets available for benefits were as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Mutual funds:
Vanguard Institutional Index Fund	$135,188	$105,600
Vanguard PRIMECAP Admiral Fund	83,633	72,919
Vanguard Target Retirement 2020 Fund (1)	—	51,376
Common/collective trust:
Vanguard Retirement Savings Trust III, at contract value (2)	140,191	—
(fair value $144,494)
Vanguard Retirement Savings Trust, at contract value (1)	—	141,639
(fair value $145,586)
Vanguard Target Retirement 2020 Trust II (2)	57,408	—
Vanguard Target Retirement 2025 Trust II (2)	52,009	—

(1) Investment was removed from the Plan's investment profile in 2014.

(2) Investment was added to the Plan's investment profile in 2014.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2014	2013
	(Dollars in thousands)

Net assets available for benefits per the financial statements	$979,906	$932,670
Adjustment from contract value to fair value for
fully benefit-responsive contracts	4,303	3,947
Net assets available for benefits per the Form 5500	$984,209	$936,617

The following is a reconciliation of net investment income per the financial statements to the Form 5500:

	Years Ended December 31,
	2014	2013
	(Dollars in thousands)

Net investment income per the financial statements	$44,613	$122,952
Add: adjustment from contract value to fair value for
fully benefit-responsive investment contracts at end of year	4,303	3,947
Less: adjustment from contract value to fair value for
fully benefit-responsive investment contract at beginning of year	(3,947)	(8,261)
Net investment income per the Form 5500	$44,969	$118,638

6. Related - Party Transactions

The Plan invests in shares of mutual funds and units in a common/collective trust managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the Code), as amended. The Plan also invests in Peabody common stock through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

Peabody Investments Corp.
Employee Retirement Account

Notes to Financial Statements

7. Income Tax Status

The Plan received a determination letter from the IRS dated November 21, 2014, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

8. Voluntary Compliance

The Plan’s recordkeeper has identified certain operational errors related to monitoring contribution suspension provisions under the Plan document and making timely corrective actions.  Under the terms of the Plan document, when after-tax contributions (and the related employer matching contributions) have been held by a participant in the Plan for fewer than 24 months, and a participant makes a withdrawal of those contributions, the participant is prohibited from making pre-tax or after-tax contributions to the participant’s Plan account for six months.  Due to an administrative error by the Plan’s recordkeeper, these suspension provisions were not implemented in accordance with the plan document for the period from 1999 through 2012.

On December 10, 2013, the Plan Administrator filed an application for Voluntary Correction Program with the IRS. Since filing the application, the Plan has implemented the correction as described in the application.  On November 18, 2014, an approved Compliance Statement was received from the IRS which indicates that the IRS agreed with the corrective action.

9. Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Institutional Index Fund	716,530	shares of mutual fund		$135,187,766
*	Vanguard PRIMECAP Admiral Fund	784,913	shares of mutual fund		83,632,525
*	Vanguard Total Bond Market Index Institutional Fund	4,465,943	shares of mutual fund		48,544,800
*	Vanguard Small-Cap Index Institutional Fund	786,804	shares of mutual fund		43,958,724
*	Vanguard Windsor II Admiral Fund	543,575	shares of mutual fund		35,984,659
*	Vanguard International Growth Admiral Fund	360,502	shares of mutual fund		24,683,589
*	Vanguard Developed Markets Index Institutional Fund	1,554,352	shares of mutual fund		18,932,009
	T. Rowe Price Mid-Cap Growth Fund	229,615	shares of mutual fund		17,322,168
*	Vanguard REIT Index Institutional Fund	669,201	shares of mutual fund		11,891,698
*	Vanguard Long-Term Bond Index Institutional Fund	757,148	shares of mutual fund		10,796,932
	BlackRock High Yield Bond Fund	1,050,164	shares of mutual fund		8,275,295
*	Vanguard Emerging Markets Stock Index Institutional Fund	307,566	shares of mutual fund		7,778,351
	T. Rowe Price Small-Cap Stock Fund	167,760	shares of mutual fund		7,435,142
*	Vanguard International Value Fund	107,512	shares of mutual fund		3,650,018
*	Vanguard Prime Money Market Fund	1,416,056	shares of mutual fund		1,416,056
*	Vanguard Target Retirement Income Trust II	218,864	units of common/collective trust		6,513,394
*	Vanguard Target Retirement 2010 Trust II	170,062	units of common/collective trust		4,676,696
*	Vanguard Target Retirement 2015 Trust II	993,002	units of common/collective trust		27,297,614
*	Vanguard Target Retirement 2020 Trust II	2,118,379	units of common/collective trust		57,408,079

Supplemental Schedule

Peabody Investments Corp.
Employee Retirement Account

Employer ID #20-0480084
Plan #003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

December 31, 2014

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost (1)	(e) Current Value
*	Vanguard Target Retirement 2025 Trust II	1,957,452	units of common/collective trust		52,009,499
*	Vanguard Target Retirement 2030 Trust II	1,345,969	units of common/collective trust		34,968,270
*	Vanguard Target Retirement 2035 Trust II	1,296,262	units of common/collective trust		33,676,888
*	Vanguard Target Retirement 2040 Trust II	1,100,575	units of common/collective trust		29,110,217
*	Vanguard Target Retirement 2045 Trust II	1,131,577	units of common/collective trust		29,907,580
*	Vanguard Target Retirement 2050 Trust II	1,385,527	units of common/collective trust		36,799,607
*	Vanguard Target Retirement 2055 Trust II	163,369	units of common/collective trust		5,817,560
*	Vanguard Target Retirement 2060 Trust II	36,824	units of common/collective trust		1,033,276
*	Vanguard Retirement Savings Trust III	140,190,781	units of common/collective trust		144,494,246
*	Various participants	Participant notes receivable (2)			26,019,098
					$949,221,756

*	Denotes party-in-interest
(1)	Cost is not presented as all investments are participant directed investments
(2)	Participant notes receivable include interest rates from 4.25% to 9.25% and maturities through November 15, 2024

SIGNATURE

Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp.
Employee Retirement Account

Date:	June 24, 2015	By:	/s/ ANDREW P. SLENTZ
Andrew P. Slentz
Peabody Energy Corporation
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit No.	Description of Exhibit
23	Consent of UHY LLP, Independent Registered Public Accounting Firm.